EXHIBIT 12(b)

J.P. MORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements
(in millions, except ratios)

Three Months Ended
March 31, 2002

Excluding Interest on Deposits

Income before income taxes	$1,487

Fixed charges:

Interest expense	2,020

One-third of rents, net of income from subleases (a)	57

Total fixed charges	2,077

Less: Equity in undistributed income of affiliates	(15)

Earnings before taxes and fixed charges, excluding capitalized interest	$3,549

Fixed charges, as above	$2,077

Preferred stock dividends	13

Fixed charges including preferred stock dividends	$2,090

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.70

Including Interest on Deposits

Fixed charges including preferred stock dividends, as above	$2,090

Add: Interest on deposits	1,339

Total fixed charges including preferred stock dividends and interest on deposits	$3,429

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$3,549

Add: Interest on deposits	1,339

Total earnings before taxes, fixed charges and interest on deposits	$4,888

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.43

(a)	The proportion deemed representative of the interest factor.

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